Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS FOURTH QUARTER AND YEAR-END 2012 RESULTS

Toronto, Ontario – April 1, 2013 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, announced today its financial results for the fourth quarter and fiscal year ended December 31, 2012.  All figures are in Canadian dollars.

Northcore reported consolidated revenues of $330,000 for the fourth quarter, representing an increase of $118,000 or 56 percent from the $212,000 generated in the same period of 2011.  For the year ended December 31, 2012, Northcore reported consolidated revenues of $1,362,000, an increase of $577,000 or 74 percent from the $785,000 reported in 2011.  The significant growth in revenues was attributed primarily to the increase in social commerce services revenues as a result of the acquisition of Envision Online Media Inc. during 2012.

Northcore derives its revenues from application hosting activities provided to customers, the sale of software licenses, and the delivery of technology services, such as application and web development, software customization and social commerce solutions.

Northcore reported an Operational EBITDA loss for the fourth quarter of $380,000, a slight increase of $11,000 or three percent from the Operational EBITDA loss of $369,000 reported for the same quarter of 2011.  Northcore reported year-to-date Operational EBITDA loss of $1,527,000, a slight improvement of $40,000 or three percent compared to the Operational EBITDA loss of $1,567,000 reported in 2011.

Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

For the quarter and year ended December 31, 2012, Northcore reported a net loss per share of $0.001 and $0.009 respectively, basic and diluted. This compares to a loss per share of $0.003 and $0.020 respectively, basic and diluted, in the same period of 2011.

As at December 31, 2012, Northcore held cash and short-term investment of $62,000 and accounts receivable of $171,000.

Northcore Reports Fourth Quarter and Year-End 2012 Results

Northcore achieved a number of milestones during the 2012, notably:

Operational Activities
●	Acquired Envision Online Media Inc., an Ottawa based Content Management specialist;
●	Filed additional patents to support the proprietary implementation of viral accelerators and to expand the scope of the Company’s existing patents in the delivery of online Dutch Auctions;
●	Integrated the financial management and reporting functions of Envision into the Northcore management framework;
●	Completed a new implementation of the Company's Dutch Auction transaction engine; and
●	Completed development on a new version of Northcore’s legacy Material Management application.

Customer Activities
●	Designed and deployed a back end server platform to support the "Intelligent Agent" initiative for a major strategic partner;
●	Implemented a series of major enhancements into a customer deployment of Asset Seller liquidation platform;
●	Delivered the first implementation of Northcore’s core architecture on the iPad IOS platform for a major partner;
●	Hosted a series of commercial auction events for a major strategic partner;
●	Implemented a new platform instance for a key enterprise client and one of the five largest food and beverage companies in North America;
●	Delivered a number of customer web platforms and content management solutions through Envision Online Media; and
●	Launched a Dutch Auction platform for the Wine and Spirits industry.

Outlook

“In 2012, we completed the acquisition of Envision Online Media, evidencing that Northcore could complete an M&A transaction and add operational value to a new partner,” said James Moskos, interim CEO of Northcore Technologies. "The past year has also seen broad ranging enhancements to our technology platform and a renewed focus on the expansion of our IP portfolio. These efforts have culminated in the release of new products and a series of accretive Patent applications.  Our objective is now to put the remaining elements in place that will allow us to execute our vision and bring the Company to a period of sustainable growth.”

Northcore Reports Fourth Quarter and Year-End 2012 Results

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore's portfolio companies include Envision Online Media Inc. (www.envisiononline.ca), a specialist in the delivery of content management solutions.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Northcore also holds a substantial intellectual property portfolio, based on patents issued in the domain of declining price online auctions.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com

Northcore Reports Fourth Quarter and Year-End 2012 Results

Northcore Technologies Inc.
Consolidated Statements of Financial Position As at December 31, 2012 and 2011
(expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	December 31,	December 31,
	2012	2011

ASSETS
Cash	$21	$1,760
Short-term investments	41	-
Accounts receivable	171	187
Deposits and prepaid expenses	51	40
Investment in joint ventures	196	24
Capital assets	86	91
Intangible assets	1,058	807
Goodwill	1,091	-
TOTAL ASSETS	$2,715	$2,909
LIABILITIES AND SHAREHOLDERS’ EQUITY
Operating line of credit	$33	$-
Accounts payable	448	239
Accrued liabilities	197	173
Deferred revenue	56	3
Current portion of contingent consideration	71	-
Non-current portion of contingent consideration	63	-
Total shareholders' equity	1,847	2,494
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,715	$2,909

Northcore Reports Fourth Quarter and Year-End 2012 Results

Northcore Technologies Inc.
Consolidated Statements of Operations and Comprehensive Income For the Three Months and Year Ended December 31, 2012 and 2011
(expressed in thousands of Canadian dollars, except per share amounts)
(IFRS, Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2012	2011	2012	2011

Revenues	$330	$212	$1,362	$785

Other income:
Income from GE Asset Manager, LLC	27	15	82	69

Operating expenses:
General and administrative	392	362	1,685	1,670
Customer service and technology	295	183	1,113	726
Sales and marketing	50	51	225	260
Employee stock options	(165)	248	425	1,873
Depreciation	24	12	61	32
Total operating expenses	596	856	3,509	4,561
Loss from operations	(239)	(629)	(2,065)	(3,707)

Finance costs:
Cash interest expense	-	10	-	103
Accretion of secured subordinated notes	-	21	-	124
Total finance costs	-	31	-	227
Loss before the recovery of income taxes	(239)	(660)	(2,065)	(3,934)
Recovery of income taxes	(36)	-	(36)	-
Loss and comprehensive loss for the period	$(203)	$(660)	$(2,029)	$(3,934)
Loss per share, basic and diluted	$(0.001)	$(0.003)	$(0.009)	$(0.020)
Weighted average number of shares outstanding, basic and diluted (000's)	234,625	213,732	232,715	196,180

Northcore Reports Fourth Quarter and Year-End 2012 Results

Northcore Technologies Inc.
Reconciliation of Loss to Operational EBITDA For the Three Months and Year Ended December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars)
(IFRS, Unaudited)
	Three Months Ended		Year Ended
	December 31,		December 31,
	2012	2011	2012	2011

Loss for the period, as per above	$(203)	$(660)	$(2,029)	$(3,934)

Reconciling items:
Stock-based compensation	(165)	248	425	1,873
Depreciation	24	12	61	32
Recovery of taxes	(36)	-	(36)	-
Cash interest expense	-	10	-	103
Accretion of secured subordinated notes	-	21	-	124
Non-recurring professional fees *	-	-	52	235

Operational EBITDA	$(380)	$(369)	$(1,527)	$(1,567)

* Included in non-recurring professional fees for 2012 were acquisition related costs in connection with the acquisition of Envision and Kuklamoo.  Non-recurring professional fees in 2011 were in connection with the recruitment of new senior management and Board members, as well as engaging an Intellectual Property firm to help examine the applicability of the Company’s core technology.